Exhibit 4.2

AMENDMENT NO. 1 TO WARRANT AGREEMENT

This AMENDMENT NO. 1 TO WARRANT AGREEMENT (this “Agreement”) is made as of January 7, 2025, by and between Cepton, Inc., a Delaware corporation (the “Company”), and Continental Stock Transfer & Trust Company, a New York limited purpose trust company (the “Warrant Agent”).

WHEREAS, the Company and the Warrant Agent are parties to that certain Warrant Agreement, dated as of January 21, 2021, and filed with the United States Securities and Exchange Commission on a current report on Form 8-K on February 4, 2021 (as amended, including all Exhibits thereto, the “Existing Warrant Agreement”). Capitalized terms used, but not otherwise defined in this Agreement, shall have the meaning set forth in the Existing Warrant Agreement;

WHEREAS, the Company has issued and sold 8,625,000 redeemable warrants as part of units to public investors in a public offering (the “Public Warrants”) to purchase shares of the Company’s common stock, par value $0.00001 per share (“Common Stock”). Following the Company’s 1-for-10 reverse stock split, the Exercise Price of the Public Warrants per share of Common Stock is $115.00;

WHEREAS, the Company has issued and sold 5,175,000 redeemable warrants as part of units to investors in a private placement transaction (the “Private Placement Warrants” and, together with the Public Warrants, the “Warrants”) to purchase shares of Common Stock. Following the Company’s 1-for-10 reverse stock split, the Exercise Price of the Private Placement Warrants per share of Common Stock is $115.00;

WHEREAS, all of the Warrants are governed by the Existing Warrant Agreement;

WHEREAS, the Company, KOITO MANUFACTURING CO., LTD., a corporation organized under the laws of Japan (“Parent”), and Project Camaro Merger Sub, Inc., a Delaware corporation and an indirectly wholly owned subsidiary of Parent (“Merger Sub”), entered into that certain Agreement and Plan of Merger, dated as of July 29, 2024 (as may be amended and/or restated from time to time, the “Merger Agreement”);

WHEREAS, on January 7, 2025, pursuant to the provisions of the Merger Agreement, Merger Sub merged with and into the Company (the “Merger”), with the Company as the surviving corporation in the Merger and becoming an indirect controlled subsidiary of Parent, and, immediately following the Merger, each issued and outstanding share of Common Stock (subject to certain exceptions) was automatically converted into the right to receive $3.17 (the “Merger Consideration”);

WHEREAS, as provided in Section 4.4 of the Existing Warrant Agreement, the Warrants are no longer exercisable for Common Stock but instead are exercisable (subject to the terms and conditions of the Existing Warrant Agreement, as amended hereby) for the Merger Consideration, which constitutes an Alternative Issuance;

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Company and the Warrant Agent may amend the Existing Warrant Agreement without the consent of any registered holders to provide for the delivery of Alternative Issuance pursuant to Section 4.4 of the Existing Warrant Agreement.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows.

1. Amendment of Existing Warrant Agreement. The Company and the Warrant Agent hereby amend the Existing Warrant Agreement as provided in this Agreement, effective immediately upon the completion of the Merger, and acknowledge and agree that the amendments to the Existing Warrant Agreement set forth in this Agreement are necessary or desirable and that such amendments do not adversely affect the interests of the Registered Holders.

1.1. Exercise of Warrant. The first and second sentences of Section 3.1 of the Existing Warrant Agreement are replaced, modified and amended as follows:

Effective immediately following the completion of the Merger, each whole Warrant shall entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Agreement, if the Registered Holder properly exercises the Warrant prior to the expiration of the Net Warrant Payment Exercise Deadline (as defined below), to the Merger Consideration less the Warrant Price as adjusted pursuant to Section 4.4 of the Existing Warrant Agreement, which shall be an amount equal to $0.0104 per Warrant (“Net Warrant Payment”).

1.2. Duration of Warrants. Section 3.2 of the Existing Warrant Agreement is hereby replaced, modified and amended as follows:

A Warrant may be exercised only within thirty (30) days following the public disclosure of the consummation of the Merger pursuant to a Current Report on Form 8-K filed with the Commission (the “Net Warrant Payment Exercise Deadline”). Each outstanding Warrant not exercised on or before the Net Warrant Payment Exercise Deadline shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at 5:00 p.m., New York City time on the Net Warrant Payment Exercise Deadline. For the avoidance of doubt, following the Net Warrant Payment Exercise Deadline, no Registered Holder of any Warrant not validly exercised in accordance with this Agreement shall have any right to, and the Company shall have no obligation to pay, the Net Warrant Payment.

1.3. Exercise and Payment. The Warrant Agent will accept instructions from the Registered Holder for the exercise of the Warrants in accordance with Section 3.3.1 of the Existing Warrant Agreement; provided, that a Warrant may be exercised to receive the Net Warrant Payment following delivery to the Warrant Agent of an election to exercise (“Election to Exercise”) in the form attached hereto as Exhibit A properly completed and executed by the Registered Holder in the case of a Definitive Warrant Certificate, or properly delivered by the Participant in accordance with the Depositary’s procedures in the case of a Book-Entry Warrant Certificate, in lieu of the Election to Purchase, during the period commencing on the date of this Agreement and ending on 5:00 p.m., New York City time on the Net Warrant Payment Exercise Deadline. With respect to the valid exercise of the Warrants prior to the Net Warrant Payment Exercise Deadline, the Company shall pay the aggregate amount of the Net Warrant Payment, if any, less any and all applicable taxes due in connection with the exercise of the Warrants, by wire transfer to the Warrant Agent. For the avoidance of doubt, notwithstanding anything to the contrary in the Existing Warrant Agreement, in no event shall any Registered Holders of any Warrants be entitled to receive shares of Common Stock following the completion of the Merger. Without limiting the generality of the foregoing, from the completion of the Merger, all references to “shares of Common Stock” in Section 3.3.1 shall be read to refer to “Net Warrant Payment” and Section 3.3.2 through 3.3.5 shall be of no further force or effect.

1.4. Notice. The address for notices to the Company set forth in Section 9.2 of the Existing Warrant Agreement is hereby amended and restated in its entirety as follows:

Cepton, Inc.

399 West Trimble Road

San Jose, CA 95131

United States of America

Attn: Dr. Jun Pei

Email: jun.pei@cepton.com

With a copy to:

Davis Polk & Wardwell LLP

Izumi Garden Tower 33F

1-6-1 Roppongi

Minato-ku, Tokyo 106-6033

Japan

Attn: Ken Lebrun

Email: ken.lebrun@davispolk.com

2.	Miscellaneous Provisions

2.1.	Effectiveness of Agreement. Each of the parties hereto acknowledges and agrees that the effectiveness of this Agreement shall be contingent upon the occurrence of the Merger.

2.2.	Examination of the Existing Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent in the United States of America, for inspection by the Registered Holder of any Warrant. The Warrant Agent may require any such holder to submit such holder’s Warrant for inspection by the Warrant Agent.

2.3.	Applicable Law. The validity, interpretation, and performance of this Agreement and of the Warrants (as amended hereby) shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Any person or entity purchasing or otherwise acquiring any interest in the Warrants shall be deemed to have notice of and to have consented to the forum provisions in this Section 2.3. If any action, the subject matter of which is within the scope the forum provisions above, is filed in a court other than a court located within the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any Registered Holder, such Registered Holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such Registered Holder in any such enforcement action by service upon such Registered Holder’s counsel in the foreign action as agent for such Registered Holder.

2.4.	Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

2.5.	Entire Agreement. Except to the extent specifically amended or superseded by the terms of this Agreement, all of the provisions of the Existing Warrant Agreement shall remain in full force and effect, as assigned and assumed by the parties hereto, to the extent in effect on the date hereof, and shall apply to this Agreement, mutatis mutandis. This Agreement and the Existing Warrant Agreement, as assigned and modified by this Agreement, constitutes the complete agreement between the parties and supersedes any prior written or oral agreements, writings, communications or understandings with respect to the subject matter hereof.

2.6.	Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Company and the Warrant Agent have duly executed this Agreement, all as of the date first written above.

COMPANY

CEPTON, INC.

By:	/s/ Jun Pei
Name:	Jun Pei
Title:	Chief Executive Officer

WARRANT AGENT

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	/s/ Steven Vacante
Name:	Steven Vacante
Title:	Vice President